

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2012

Via E-mail
Mr. Kevin C. Berryman
Executive Vice President and Chief Financial Officer
International Flavors & Fragrances, Inc.
521 West 57th Street
New York, New York 10019

> **RE: International Flavors & Fragrances, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 28, 2012**
> **Form 10-Q for the Period Ended March 31, 2012**
> **Filed May 8, 2012**
> **Response dated June 28, 2012**
> **File No. 1-4858**

Dear Mr. Berryman:

   We have reviewed your response letter dated June 28, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

Management's Discussion and Analysis

Critical Accounting Policies and Use of Estimates

The Periodic Assessment of Potential Impairment of Intangible Assets Acquired in Business Combinations, page 40

2. We note your response to comment two in our letter dated May 23, 2012. In regards to your determination of the chief operating decision maker, please tell us whether a group president is involved in the allocation of resources related to the other operating segment. Please also tell us whether any performance-based compensation for a group president is based on the results of the company as a whole or whether it is based solely on the results of their respective operating segment.

3. Please help us better understand how you determined your revised reporting units. You have identified six components within your Fragrances operating segment. You have determined that five of these components do not individually constitute a business. Please help us better understand how you made this determination based on the guidance in ASC 805-10-55-4 through 9. For each of these components, please identify the inputs, processes, and outputs. Please note those elements that are and are not shared. To the extent that you manufacture the components at multiple facilities, please clarify if the components share the respective inputs and/or processes at each facility, or if there are facilities in which the components do not share inputs and/or processes. For each facility that manufactures products for components, please quantify the extent to which the shared facility manufactures products for each of the components. Please also ensure that you clearly explain to us how your analysis addresses the guidance in ASC 805-10-55-8.

4. On page 15 of your Form 10-K you disclose that certain of your manufacturing facilities are the sole manufacturer of a specific ingredient. Please identify which components you are referring to in these disclosures.

5. In regards to your Flavors business, you have aggregated four geographical components into a single reporting unit. In this regard, please address the following:
    *   Please tell us how you determined that these components have similar economic characteristics pursuant to ASC 350-20-35-35. Please also refer to ASC 350-20-55-6 through 8. Please provide us with your key metrics used in your quantitative analysis for each of the last five fiscal years and each subsequent year and interim period for which you have budgeting information. Please ensure that you also show the dollar and percentage changes from period to period in your analysis. Please include detailed explanations for any apparent differences in economic characteristics and trends for a given component when compared to another component for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between the components and your basis for concluding that each difference is temporary. In doing so, please address any

        apparent differences in economic characteristics and trends between each component being aggregated; and

- We remind you that ASC 350-20-55-7 states that all of the factors in ASC 280-10-50-11 should be considered in determining whether the components of an operating segment have similar economic characteristics. Please tell us what consideration was given to each of these factors in ASC 280-10-50-11 as well as the other factors listed in ASC 350-20-55-7 in determining that these components should be aggregated.

Financial Statements

Notes to the Financial Statements

Note 12. Segment Information, page 72

6. We note your response to comment four in our letter dated May 23, 2012. In a similar manner to your response, please disclose that it would be impracticable for you to provide product information at a lower level. Refer to ASC 280-10-50-40.

Form 10-Q for the Period Ended March 31, 2012

General

7. Please address the above comments in your interim filings as well, as applicable.

        If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

                         Sincerely,

                         /s/ Rufus Decker

                         Rufus Decker
                         Accounting Branch Chief